300 West 6th Street, Suite 2250 Austin, Texas 78701 +1.512.647.1900

February 22, 2021

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Ibere Pharmaceuticals
Amendment No. 1 to Registration Statement on Form S-1
Submitted February 22, 2021
File No. 333-252863

Dear U.S. Securities and Exchange Commission:

On behalf of Ibere Pharmaceuticals, a Cayman Islands exempted company (the “Company”), we hereby submit Amendment No. 1 to Registration Statement on Form S-1, File No. 333-252863, which comments are limited to changes to address the establishment of a directed unit program relating to the offering referenced in the S-1. No other changes are included in this filing and these changes are being provided as a supplemental submission to facilitate your review.  Please direct all notices and communications with respect to this submission to each of the following:

Ibere Pharmaceuticals
Attention: Osagie Imasogie
2005 Market Street, Suite 2030
Philadelphia, PA 19103
(267) 765-3222
Email: osagie@phoenixipv.com

With a copy to:

Shearman & Sterling LLP
Attention: Carmelo M. Gordian
300 West 6th Street, Suite 2250
Austin, Texas 78701
(512) 647-1902
Email: Carmelo.gordian@shearman.com

Should you have any questions on this submission, please do not hesitate to contact me at (512) 647-1902.

Very truly yours,

/s/ Carmelo M. Gordian

Carmelo M. Gordian, Partner

Cc: Osagie Imasogie, Ibere Pharmaceuticals

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